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                                                               EXHIBIT (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated May 17, 2001, and the related Letter of Transmittal, and is being made to all holders of Shares (as defined below). The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on Purchaser's behalf by Merrill Lynch & Co. and Deutsche Banc Alex. Brown Inc. (the "Dealer Managers") or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                     Notice of Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock
                                      of
                                Proxicom, Inc.
                                      at
                              $7.50 Net Per Share
                                      by
                           Putter Acquisition Corp.
                    an indirect wholly-owned subsidiary of
                          Dimension Data Holdings plc

Putter Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Dimension Data Holdings plc, a public limited company incorporated in England and Wales ("Dimension Data"), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Proxicom, Inc., a Delaware corporation ("Proxicom"), at a price of $7.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with
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any amendments or supplements thereto from time to time, constitute the
"Offer"). Tendering stockholders whose Shares are registered in their names and who tender directly to Bankers Trust Company (the "Depositary") will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Tendering stockholders who have Shares registered in the name of their broker, bank or other nominee should consult with such nominee to determine if any fees may apply.

The Purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in Proxicom. Following consummation of the Offer, Purchaser intends to effect the merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, JUNE 14, 2001, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares which, together with any Shares owned by Dimension Data and its affiliates, represents at least a majority of the total number of Shares then outstanding on a fully-diluted basis (the "Minimum Condition"), (2) the expiration or termination of the requisite waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (3) compliance with applicable anticompetition regulations under German law. The Offer is also subject to other conditions described in the Offer to Purchase. The Offer is not conditioned upon Dimension Data or Purchaser obtaining funding.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 11, 2001 (the "Merger Agreement"), among Dimension Data, Proxicom and Purchaser. The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that after the purchase of Shares pursuant to the Offer, subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Proxicom (the "Merger"), with Proxicom surviving the Merger as a wholly-owned subsidiary of Dimension Data. At the effective time of the Merger, each outstanding Share (other than Shares held in treasury by Proxicom, Shares held by Dimension Data or by any subsidiary of Dimension Data or by stockholders who have properly exercised their appraisal rights under Delaware law) will be converted into the right to receive $7.50 per Share (or such higher price as may be paid in the Offer), net to the seller in cash, without interest thereon.

In connection with the execution of the Merger Agreement, Raul J. Fernandez, Chairman of the Board and Chief Executive Officer of Proxicom, and certain private equity funds sponsored by General Atlantic Partners have entered into support agreements with Dimension Data, each dated as of May 11, 2001, pursuant to which, among other things, they have each agreed to tender their Shares in the Offer.

The Board of Directors of Proxicom has determined that the Offer and the Merger are advisable and fair to, and in the best interests of, Proxicom's stockholders, has approved the Offer and the Merger Agreement and the transactions contemplated thereby, and recommends that stockholders of Proxicom accept the Offer and tender their Shares pursuant to the Offer.

If by 12:00 midnight, New York City time, on June 14, 2001 (or any later time to which Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open (the "Expiration Date")) all the conditions to the Offer have not been satisfied or waived, Purchaser has agreed in the Merger Agreement to extend the Offer (each

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such extension period not to exceed 10 business days), until such conditions are satisfied or waived, provided that Purchaser shall not be obligated to extend the Offer beyond August 1, 2001. Any extension will be followed as soon as practicable by public announcement thereof.

If at the Expiration Date, all of the conditions to the Offer have been satisfied or waived and Purchaser has accepted for payment all Shares tendered in the Offer, Purchaser may (and in certain circumstances is required under the Merger Agreement to) provide an additional period of time subsequent to the Offer in which stockholders would be able to tender Shares not tendered in the Offer (a "Subsequent Offering Period").

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal. Under no circumstances will interest on the purchase price for Shares be paid by Purchaser by reason of any delay in making such payment.

Except as otherwise provided in the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment as provided in the Offer to Purchase, may also be withdrawn at any time after July 15, 2001. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, as defined in the Offer to Purchase (except in the case of Shares tendered for the account of an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, the notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time on or prior to the Expiration Date by following any of the procedures described in the Offer to Purchase.
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The receipt of cash in exchange for Shares pursuant to the Offer, or in a
Subsequent Offering Period (if provided), or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. All stockholders should consult with their own tax advisors as to the particular tax consequences of the transaction to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and changes thereof.

Proxicom has provided Purchaser with Proxicom's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer documents may be directed to the Information Agent or either of the Dealer Managers as set forth below, and copies will be furnished promptly at Purchaser's expense. Neither Purchaser nor Dimension Data will pay any fees or commissions to any broker or dealer or other person (other than the Depositary, the Dealer Managers and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                           MacKenzie Partners, Inc.
                               156 Fifth Avenue
                           New York, New York 10010
                         (212) 929-5500 (Call Collect)
                      E-mail: proxy@mackenziepartners.com
                                      or
                         Call Toll-Free (800) 322-2885

                    The Dealer Managers for the Offer are:

          Merrill Lynch & Co.             Deutsche Banc Alex. Brown
          Four World Financial Center     130 Liberty Street
          New York, New York 10080        New York, New York 10006
          Call Collect: (212) 236-3790    Call Toll-Free: (877) 305-4919

May 17, 2001